UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 2026

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: elisehong@jecleantech.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

JE Cleantech Delivers Healthy Performance in 2025

JE Cleantech Holdings Limited (Nasdaq: JCSE) filed its annual report on Form 20-F for the financial year ended December 31, 2025 (the “Annual Report”) with the Securities and Exchange Commission on May 8, 2026. The Annual Report reflects revenue of S$20.3 million, income from operations of S$0.6 million, and net income of S$3.2 million. The performance was recorded with higher margins in JCSE’s sale of cleaning systems and other equipment business segment alongside softer demand for its cleaning equipment compared to the preceding financial year when JCSE recorded revenue of S$19.3 million and net income of S$0.03 million.

JCSE’s sale of cleaning systems and other equipment business segment generated S$12.5 million in revenue in the 2025 financial year compared to S$12.0 million in the 2024 financial year, and its centralized dishware washing and cleaning services segment recorded revenue of S$7.8 million, compared to S$7.3 million in the preceding financial year.

As previously announced on March 30, 2026, in the first quarter of 2026, JCSE’s wholly-owned subsidiary, JCS-Echigo Lte. Ltd. (“JCS”), secured new orders totaling approximately S$12 million for precision cleaning systems from an existing customer. Barring any unforeseen circumstances, deliveries are expected to be carried out progressively over the next 12 months.

Exhibits

99.1	Press Release dated May 11, 2026, Precision Cleaning Manufacturer JE Cleantech Delivers Healthy Performance in 2025

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: May 27, 2026	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

3